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                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C.  20549

                                  SCHEDULE 13D
                                 (Rule 13d-101)

                    Under the Securities Exchange Act of 1934

                    INTERNATIONAL AIRLINE SUPPORT GROUP, INC.
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                                (Name of Issuer)

                     Common Stock, par value $.001 per share
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                         (Title of Class of Securities)

                                   458865201
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                                 (CUSIP Number)

                               W. Robert Ramsdell
                                474 Paseo Miramar
                          Pacific Palisades, CA  90272
                                 (310) 459-5617
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            (Name, Address and Telephone Number of Person Authorized
                     to Receive Notices and Communications)

                                    Copy to:

                             Theodore E. Guth, Esq.
                               Irell & Manella LLP
                            1800 Avenue of the Stars
                           Los Angeles, CA  90067-4276
                                 (310) 277-1010

                                   October 4, 1996
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                          (Date of Event Which Requires
                            Filing of This Statement)



If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this Schedule because of Rule 13d-1(b)(3) or (4), check the following box / /.

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CUSIP No. 458865201                                         13D
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(1)  Names of reporting persons                             W. Robert Ramsdell
     S.S. or I.R.S. identification nos. of
     above persons
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(2)  Check the appropriate box if a member of a group*      (a)  / /

                                                            (b)  / /
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(3)  SEC use only
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(4)  Source of funds*                                       PF
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(5)  Check box if disclosure of legal
     proceedings is required pursuant to
     Item 2(d) or 2(e)                                      / /
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(6)  Citizenship or place of organization                   United States
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                                             (7)  Sole voting power
                                                            157,178
                                             -----------------------------------
Number of shares beneficially owned by each  (8)  Shared voting power
reporting person with                                       0
                                             -----------------------------------
                                             (9)  Sole dispositive power
                                                            157,178
                                             -----------------------------------
                                             (10) Shared dispositive power
                                                            0
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(11) Aggregate amount beneficially owned by                 157,178
     each reporting person
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(12) Check box if the aggregate amount in
     Row 11 excludes certain shares*                        / /
--------------------------------------------------------------------------------

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(13) Percent of class represented by amount in
     Row 11                                                 6.6%
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(14) Type of reporting person*                              IN
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                      *See instructions before filling out!

ITEM 1.   SECURITY AND ISSUER.

     This Schedule 13D relates to the common stock, par value $.001 per share (the "Common Stock"), of International Airline Support Group, Inc., a Delaware corporation (the "Issuer"). The principal executive offices of the Issuer are located at 8095 N.W. 64th Street, Miami, Florida 33166.

ITEM 2.  IDENTITY AND BACKGROUND.

     This Schedule 13D is filed on behalf of W. Robert Ramsdell, an individual (the "Reporting Person"). The Reporting Person's address is 474 Paseo Miramar, Pacific Palisades, California 90272. The Reporting Person's principal occupation is an investor. The Reporting Person is a citizen of the United States.

     During the last five years, the Reporting Person has not been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors), nor was the Reporting Person a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, Federal or state securities laws or finding any violation with respect to such laws.

ITEM 3.   SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION.

     On September 21, 1993 and October 30, 1995, the Reporting Person purchased $500,000 and $200,000, respectively, principal amount of the Issuer's 8% Convertible Subordinated Debentures due August 31, 2003 (the "Convertible Debentures"). The consideration for each such purchase was the personal funds of the Reporting Person.

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     On October 4, 1996, the Issuer completed an exchange offer (the "Exchange
Offer") pursuant to which the Issuer issued 224.54 shares of Common Stock for each $1,000 of principal amount of Convertible Debentures held. The Reporting Person tendered all of the Convertible Debentures held by him in the Exchange Offer and, as a result thereof, acquired from the Issuer all of the shares of Common Stock beneficially owned by the Reporting Person as of the date hereof.

ITEM 4.  PURPOSE OF THE TRANSACTION.

     The Reporting Person has acquired the shares of Common Stock for investment purposes only. The Reporting Person may acquire additional shares of Common Stock, dispose of all or some of such shares from time to time, in each case in open market transactions, block sales or purchases or otherwise, or may continue to hold such shares.

     The Reporting Person does not currently have any plan or proposal that relates to or would result in any action enumerated in Item 4 of Schedule 13D.

ITEM 5.   INTEREST IN SECURITIES OF THE ISSUER.

     The Reporting Person beneficially owns 157,178 shares of Common Stock, or approximately 6.6% of the shares of Common Stock outstanding. This percentage is based on 2,395,104 shares of Common Stock outstanding as contained in the most recently available filing with the Securities and Exchange Commission by the Issuer. The Reporting Person has sole power to vote or to direct the vote, and sole power to dispose or to direct the disposition of, 157,178 shares of Common Stock.

     The only transaction in the shares of Common Stock that was effected during the past 60 days is the acquisition of the shares from the Issuer in the Exchange Offer described in Item 3 hereof.

ITEM 6. CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO SECURITIES OF THE ISSUER.

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     The Reporting Person has no contracts, arrangements, understandings or relations (legal or otherwise) with any person with respect to the Common Stock.

ITEM 7.   MATERIAL TO BE FILED AS EXHIBITS.

     None.

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                                    SIGNATURE

     After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date:  November 22, 1996



                                        /s/ W. Robert Ramsdell
                                      --------------------------
                                           W. Robert Ramsdell